Exhibit 21.1
Subsidiaries of Navitas Semiconductor Corporation

Name	Jurisdiction
Navitas Semiconductor Limited, including as domesticated in Delaware as Navitas Semiconductor Ireland, LLC	Ireland and Delaware
GeneSiC Semiconductor LLC	Delaware
Navitas Semiconductor USA, Inc.	Delaware

Excludes subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as defined in 17 CFR 210.1-02(w).